SUMMARY PER FORMA FINANCIAL PROJECTION FOR MYSK GROWTH FUND

RAISE

Sources of Funds	Total Amount
REG CF Raise	$5,000,000
Cost of furnished units	$4,625,000

Assumptions*   * HVS report

Unit Type	Average Daily (Rental) Rate
Studio	$ 345
1-BR	$ 432
2-BR	$ 576

Unit Occupancy Rate	0.76
YoY Appreciation Factor	105%
Unit Discount Price Over Listed Price	0.90
Cost of Furniture	2.50%
Post Construction Appreciation Factor	125%
Property Opex (% of rental income)	50%
Closing Cost on Sale	6%
Fund Mgmt	1%

Year	Milestone
1	Portfolio Acquisition
2	Completion of construction
3	Rent stabilization and Sale

Portfolio Acquisition Cost

Portfolio	List Price	Cost With Discount	Number of Units	Cost of Furnished Unit	Reserve
Studio	350000	315000	8	2583000	
1-BR	476000	428400	3	1317330	
2-BR	752000	676800	1	693720	
				4594050	30950

Portfolio Rental Income

Yearly Gross Income	Studio	1-BR	2-BR
Gross Yearly Rental Income	$ 765,624	$ 359,510	$ 159,782
Net Yearly Rental Income (Opex 50%)	$ 382,812	$ 179,755	$ 79,891
Total Net Yearly Rental Income (YEAR 3)	**$ 642,458**		

Portfolio Disposition (Sale)

Year	1	2	3
Gross Sale Proceeds	$ 4,980,000	$ 6,225,000	$ 6,536,250
Total Net Sale Proceeds	**$ 4,681,200**	**$ 5,851,500**	**$ 5,994,075**

Expected IRR from Portfolio

Year 1	-$5,000,000
Year 2	0
Year 3	$ 6,667,483
IRR	**15%**